Exhibit 99.(h)(20)

ACKNOWLEDGMENT OF OBLIGATIONS AND AGREEMENT

This Acknowledgment of Obligations and Agreement (this “Agreement”) is entered into by and between Northern Lights Distributors, LLC, a Nebraska limited liability company (the “Underwriter”), Tributary Capital Management, LLC, a Delaware limited liability company (the “Advisor”), and Tributary Funds, Inc., a Nebraska corporation (the “Company”).

RECITALS

1.              The Advisor is the investment advisor to the funds identified on Schedule A hereto (as may be amended from time-to-time), each of which is an investment portfolio of the Company (each a “Fund” and collectively, the “Funds”).

2.              The Underwriter serves as principal underwriter of the Funds pursuant to the terms of that certain Underwriting Agreement dated November 10, 2012 by and between Underwriter and the Company, as may be amended from time to time (the “Underwriting Agreement”).

3.              In connection with the Underwriting Agreement, the Underwriter and the Company also have entered into that certain Distribution Services Agreement dated November 10, 2012, as may be amended from time to time (the “Distribution Services Agreement”).

4.              Consistent with the relationship of the parties as set forth in the Underwriting Agreement and the Distribution Services Agreement, the Advisor and the Company would have the Underwriter enter into the agreements listed on Schedule B hereto with Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“Merrill”) for the benefit of the Advisor and the Company pursuant to which Merrill will agree to make the Funds available to investors on certain of Merrill’s self-directed brokerage platforms or through Merrill’s fee-based programs (collectively, the “Merrill Agreements”).

5.              While the Underwriter is generally willing to accommodate the Advisor and the Company with their request that the Underwriter enter into the Merrill Agreements, the Merrill Agreements would impose on the Underwriter a number of contractual obligations, including, without limitation, certain indemnification obligations and the obligation to pay certain fees to Merrill for its services, that the Underwriter would normally require the Advisor and/or the Company to assume full responsibility for, and as such, the Underwriter has conditioned its entering into the Merrill Agreements on the Advisor’s and the Company’s execution of this Agreement.

NOW THEREFORE, in consideration of the foregoing recitals, which are incorporated into this Agreement by this reference, and the mutual covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows.

1.              Acknowledgements and Agreements.

a.              The Company and the Advisor acknowledge that they stand to benefit from the Underwriter’s entering into the Merrill Agreements and that the Underwriter’s entering into the Merrill Agreements is conditioned upon the Company and the Advisor executing this Agreement.

b.              The Company and the Advisor acknowledge that they have received a copy of the Merrill Agreements and that they understand the various obligations that would be imposed on the Underwriter by the Merrill Agreements (including, without limitation, certain indemnification obligations and the obligation to pay Merrill certain fees), and that they understand that the Underwriter would normally require the Advisor and/or the Company to assume full responsibility for certain of those obligations (such obligations shall hereinafter be referred to generally as the “Excess Obligations”).

c.               The Company, the Advisor, and the Underwriter each acknowledge and agree that, while the Underwriter is willing to enter into the Merrill Agreements as an accommodation to the Company and the Advisor, it is not the intent of the parties hereto to alter the general allocation of responsibilities and obligations that has heretofore existed between the parties with respect to the performance of the services contemplated in the Underwriting Agreement and the Distribution Services Agreement, and that, notwithstanding Merrill’s refusal to allow modifications to the Merrill Agreements, as between the Underwriter, on the one hand, and the Company and the Advisor, on the other hand, the Excess Obligations would be more appropriately allocated to the Company and the Advisor.

d.              The Company, the Advisor, and the Underwriter each further acknowledge and agree that, for purposes of this Agreement, the Underwriter shall determine (in its sole discretion) the scope of the term “Excess Obligations” and what will or will not ultimately be deemed an “Excess Obligation”; but that it is the intent of the parties hereto that any such determination by the Underwriter be made in conformity with past practices and the allocation of responsibilities that generally exist between an underwriter and a fund.

2.              Obligations of the Company.

a.              The Company acknowledges that the Underwriter is relying on the Company to comply with the Underwriter’s obligations under the Merrill Agreements and agrees to assist the Underwriter, in such manner and from time-to-time, as the Underwriter may reasonably request, in complying with the terms of the Merrill Agreements and to refrain from taking, or omitting to take, any action in contravention of the terms of the Merrill Agreements, or that may, in the Underwriter’s sole determination, hinder the Underwriter in its ability to perform its obligations under the Merrill Agreements.  The Company further agrees to indemnify and hold harmless the Underwriter from and against any and all losses, damages, costs, charges, fees, payments, expenses, and liability (collectively, “Losses”) arising out of the Underwriter’s performance of any of the Excess Obligations, unless (and then only to the extent) such Losses are determined through binding arbitration to have been the direct result of the Underwriter’s gross negligence or willful misconduct.

3.              Obligations of the Advisor.

a.              The Advisor acknowledges and agrees that the Underwriter is relying on the Advisor to comply with the Underwriter’s obligations under the Merrill Agreements and agrees to assist the Underwriter, in such manner and from time-to-time, as the Underwriter may reasonably request, in complying with the terms of the Merrill Agreements and to refrain from taking, or omitting to take, any action in contravention of the terms of the Merrill Agreements, or that may, in the Underwriter’s sole determination, hinder the Underwriter in its ability to perform its obligations under the Merrill Agreements.  The Advisor further agrees to indemnify and hold harmless the Underwriter from and against any and all Losses arising out of the Underwriter’s performance of any of the Excess Obligations, unless (and then only to the extent) such Losses are determined through binding arbitration to have been the direct result of the Underwriter’s gross negligence or willful misconduct.

b.              Without intending to limit the foregoing, the Advisor acknowledges and agrees that under the terms of the Merrill Agreements, the Underwriter is obligated to pay certain fees to Merrill and/or to cover certain expenses that the Underwriter would normally require the Advisor to pay.  Accordingly, the Advisor agrees to promptly pay to the Underwriter, upon request, any such fee or expense that is not rightfully paid by the Company pursuant to any sales and distribution plans adopted by the Company.

4.              Miscellaneous.

a.              This Agreement shall be effective the date the Merrill Agreements are executed by the Underwriter and shall continue in full force and effect so long as the Merrill Agreements are effective or for so long as the Underwriter has any liability under the Merrill Agreements should the Merrill Agreements be terminated.

b.              Except as applicable to the Merrill Agreements, nothing in this Agreement shall be deemed to affect any obligation owing by any party hereto to any other party hereto pursuant to any other agreement.

c.               Any disagreement or dispute among the parties concerning interpretation of any provision of performance by any party under this Agreement shall be exclusively submitted to binding arbitration in Omaha, Nebraska.  EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTIONS OR PROCEEDINGS, DIRECTLY OR INDIRECTLY, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE TERMS OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREUNDER.

d.              If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions will continue to be valid and enforceable.  If any court or arbiter finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision will be deemed to be written, construed, and enforced as so limited.

e.               Any balance unpaid when due shall accrue interest at the maximum annualized rate allowed by law.  If the Underwriter has to commence a collection proceeding against another party to enforce the terms of this Agreement, such party shall pay to the Underwriter reasonable attorney fees, costs, and expenses incurred in connection with the enforcement and or prosecution of such action (including at any appellate level).

f.                This Agreement shall be construed in accordance with the laws of the State of Nebraska, without regard to that state’s conflict of laws provisions.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto affix their duly authorized signatures hereto.

Northern Lights Distributors, LLC		Tributary Funds, Inc.

By:	/s/ Brian Nielsen	By:	/s/ Stephen R. Frantz

Name:	Brian Nielsen	Name:	Stephen R. Frantz

Title:	Chief Executive Officer	Title:	President

Date:	August 22, 2013	Date:	July 24, 2013

Tributary Capital Management, LLC

By:	/s/ Stephen R. Frantz

Name:	Stephen R. Frantz

Title:	Managing Partner

Date:	July 24, 2013

Signature Page

To

Acknowledgment of Obligations and Agreement

Schedule A

Funds

1.              Tributary Short-Intermediate Bond Fund

2.              Tributary Income Fund

3.              Tributary Balanced Fund

4.              Tributary Core Equity Fund

5.              Tributary Large Cap Growth Fund

6.              Tributary Growth Opportunities Fund

7.              Tributary Small Company Fund

Schedule B

Agreements

1.              Tributary Funds Operations Agreement

2.              Tributary Funds Fee-Based Programs Supplemental Agreement

3.              No-Load Self-Directed Brokerage Service Platform Supplemental Agreement

4.              Tributary Funds No-Load Fund Services Agreement